(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11 -K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response... 2.50

SEC FILE NUMBER

CUSIP NUMBER

For Period Ended: July 2, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PMC-Sierra, Inc.

Full Name of Registrant

Former Name if Applicable

3975 Freedom Circle

Address of Principal Executive Office (Street and Number)

Santa Clara, CA 95054

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PMC-Sierra, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended July 2, 2006 within the prescribed period (on or before August 11, 2006) without unreasonable effort or expense.

As described in its Current Report on Form 8-K dated August 14, 2006, on August 11, 2006, the Audit Committee of the Company substantially completed a review of the Company’s stock option award practices and related accounting. This review is being directed by the Audit Committee comprised of independent directors of the Company’s Board of Directors and has been undertaken with the assistance of independent legal counsel.

On August 11, 2006, the Company concluded that, pursuant to the requirements of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) that were in effect prior to 2006, the accounting measurement dates for certain stock option grants awarded primarily during the years 1998-2001 differ from the measurement dates previously used to determine any stock-based compensation expense for the years 1998-2002. The Company has determined that for certain option grants the allocations to individual recipients and/or the proper documentation of formal corporate approvals had not been completed as of the original accounting measurement dates. As a result, new accounting measurement dates are being applied to the affected option grants. As the majority of the stock options in question were cancelled in an option exchange program in 2002, the new measurement dates will not affect operating results for 2003 and subsequent years.

The review of stock option awards practices has only recently been substantially completed and the restatement of stockholders’ equity at December 31, 2002 and subsequent balance sheets has not yet been concluded. For this reason, the Company did not file its Quarterly Report on Form 10-Q on the due date of August 11, 2006. The Company is using its best efforts to complete and file the Quarterly Report on Form 10-Q for the quarter ended July 2, 2006 as soon as practicable as well as to complete and file with the Securities and Exchange Commission the following additional forms: (i) Annual Report on Form 10-K/A for 2005 containing the restated financial statements for fiscal years 2003, 2004, 2005, and (ii) Quarterly Report on Form 10-Q/A for the first quarter ended April 2, 2006 containing restated balance sheets.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alan F. Krock (Name)	(408) (Area Code)	988-1204 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there of ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On July 20, 2006, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission, which furnished financial results for the fiscal period ended July 2, 2006 together with a comparison to financial results for the corresponding period in the prior year. The Company expects to make accounting adjustments to stockholders’ equity as at December 31, 2002 and on the balance sheet for all subsequent periods. The effect of the adjustments will be to increase capital stock and paid-in capital and increase accumulated deficit on all balance sheets commencing in 2003. These are offsetting reclassification entries within stockholders’ equity on the balance sheet and the total amount of stockholders’ equity in 2003 and subsequent balance sheets will not change. The amount of the adjustment within stockholders’ equity is presently estimated by the Company to be less than $100 million. The Company does not expect any restatements of income statements or statements of cash flows in 2003 or subsequent periods. The Company also expects that there will be no impact to the Company’s cash position or previously reported revenues.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

All statements included in this Form 12b-25, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our business and industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words, and include, among others, the amount of anticipated adjustments to stockholders’ equity, the expectation that restatements of income statements or statements of cash flows in 2003 or subsequent periods will not be required, and the expectation that there will be no impact on the Company’s cash position or previously reported revenues. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

These risks and uncertainties include, but are not limited to, the possibility that the Company may not be able to complete the filings with the Securities and Exchange Commission described above by August 16, 2006, the end of the five day extension period allowed for the Company to complete and file Form 10-Q for the fiscal period ended July 2, 2006; that the Company, in consultation with the Company’s independent registered public accounting firm, will determine that the proper accounting for the Company’s prior stock option grants differs from the accounting treatment described above; that the Company’s ability to meet the requirements of the NASDAQ Global Market for continued listing of its shares may be impaired; that the Company’s independent auditors may face delays in completing the audit of our revised financial statements; that potential claims and proceedings may arise relating to such matters, including shareholder litigation and action by the SEC or other governmental agencies, that may impact the timing of the completion of the restated financials and the filing of the required reports with the SEC; that, as a result of such failure to file reports with the SEC, the Company may be subject to claims that it is in default under or in breach of existing contractual obligations; and that the anticipated accounting adjustments and other factors described above could have negative tax or other implications for the Company.

The Company’s Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings discuss other important risk factors that could contribute to such differences or otherwise affect the Company’s business, results of operations and financial condition. The forward-looking statements in this release speak only as of the date they are made, and the Company undertakes no obligation to revise or update publicly any forward-looking statement for any reason.

PMC-Sierra, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 14, 2006	By	/s/ Alan F. Krock
Alan F. Krock, Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).